Exhibit 3.2

AMENDMENT NO. 1 TO THE

SECOND AMENDED AND RESTATED BYLAWS

This Amendment to the bylaws (the “Bylaws”) of [Portman Ridge Finance Corporation], a Delaware corporation, (the “Corporation”) was unanimously approved and adopted by the Board of Directors of the Corporation in accordance with Article 10 of the Bylaws, and is effective as of April 1, 2019 (the “Effective Date”).

As of the Effective Date, Article III, Section 13 of the Bylaws is hereby amended and replaced in its entirety with the following:

Section 13. Committees. The Board of Directors, by resolution passed by a majority of the entire Board of Directors, may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Except to the extent restricted by statute or the Certificate of Incorporation and to the extent provided in the resolution creating it and the charter governing such committee, each such committee, shall have and may exercise all the powers and authority of the Board of Directors and may authorize the seal of the Corporation to be affixed to all papers which require it. Each such committee shall serve at the pleasure of the Board of Directors and shall have such name as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors.